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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
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                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               For October 4, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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

              Dialog Semiconductor - Change of auditors


    KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Oct. 4, 2006--Dialog Semiconductor PLC (NASDAQ: DLGS, FWB: DLG) announces the appointment of Ernst & Young as its auditors and the resignation of KPMG in that role to take affect as of 2 October 2006.

    The change in auditors follows a tender process initiated by the Company.

    The Company would like to thank KPMG for its audit work undertaken over many years.

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.



Contact
Dialog Semiconductor
Neue Strass 95, D-73230
Kirchheim/Teck - Nabern, Germany
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail dialog@fd.com
Internet www.dialog-semiconductor.com/
James Melville-Ross
Financial Dynamics
Telephone +44 207 831 3113


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                      DIALOG SEMICONDUCTOR PLC
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Date   October 4, 2006                                By /s/ Jalal  Bagherli
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                                                              Dr. Jalal Bagherli
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                                                      Executive Director and CEO
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